

September 17, 2013

Via E-mail
Barbara A. Cutillo
Chief Administrative Officer
Stonegate Mortgage Corporation
9190 Priority Way West Drive, Suite 300
Indianapolis, Indiana 46240

> **Re: Stonegate Mortgage Corporation**
> **Registration Statement on Form S-1**
> **Filed September 6, 2013**
> **File No. 333-191047**

Dear Ms. Cutillo:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Revise your disclosure in your next amendment to include all non-430A information, including the number of securities registered. Also, please file your remaining exhibits, including your legality opinion, as soon as possible to facilitate staff review of those documents.

Experts, page 187

2. Please revise to provide the disclosures required by Item 304 of Regulation S-K in regard to the change in accountants.

Unaudited Financial Statements for the Six Months Ended June 30, 2012, page 33

3. Please revise to include notes to the financial statements as of and for the six months ended June 30, 2012 or tell us why this information has not been presented.

Note N. Income Taxes, page F-59

4. We note your response to prior comment four in our letter dated August 23, 2013. Please address the following for both the December 31, 2012 and the June 30, 2013 timeframes:
   - Reasons for the significant increase, from year end, in both federal and state net operating loss carryfowards which occurred during the interim six month period of fiscal 2013;
   - Explain in detail the tax planning strategies clarifying how each strategy would be in accordance with ASC 740-10-30-19;
   - Clarify whether the tax planning strategies apply equally to the federal and state net operating loss carryforwards or whether the federal and state net operating loss carryforwards treat the tax planning strategies differently;
   - Provide us with the projections to support the realization of the deferred tax asset. The projections should outline the significant assumptions, how accurate forecasts have been in the past, and to the extent prior forecasts were not accurate, why you believe current forecasts will be accurate;
   - Tell us how many years into the future the forecasts go out when projecting a full recovery of the deferred tax asset, and in particular the state and federal net operating loss carryforwards; and
   - Provide us with additional information addressing the reversal of the deferred tax liabilities and the impact on the recognition of the deferred tax asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Robert Downes
        Sullivan & Cromwell LLP